CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Amendment No.1 (the “Amendment”) to the Annual Report on Form 40-F (the “Annual Report”) for the year ended October 31, 2025, of High Tide Inc. (the “Company”) of our report dated January 29, 2026, relating to the Annual Information Form of the Company, which appears in Exhibit 99.3 to the Annual Report. We also consent to the reference to our name under the headings “General Development of the Business” and “Interests of Experts” in the Annual Information Form filed as Exhibit 99.3, which is incorporated by reference in this Amendment.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada

February 03, 2026

Chartered Professional Accountants